SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 3)
                                (FINAL AMENDMENT)

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                      INDEPENDENCE TAX CREDIT PLUS L.P. IV
                            (Name of Subject Company)

                      LEHIGH TAX CREDIT PARTNERS III L.L.C.
                        LEHIGH TAX CREDIT PARTNERS, INC.
                            EVEREST PROPERTIES, INC.
                                    (Bidders)

                       BENEFICIAL ASSIGNMENT CERTIFICATES
                         (Title of Class of Securities)

                                   45378R 10 9
                      (CUSIP Number of Class of Securities)

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

           J. Michael Fried                      Christopher K. Davis                          Copy to:
      c/o Related Capital Company              Everest Properties, Inc.                     Peter M. Fass
          625 Madison Avenue                   199 S. Los Robles Avenue                    Mark Schonberger
          New York, NY 10022                          Suite 440                           Battle Fowler LLP
            (212) 421-5333                        Pasadena, CA 91101                     75 East 55th Street
                                                    (626) 585-5920                        New York, NY 10022
                                                                                            (212) 856-7000

                 (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                                        Communications on Behalf of Bidder)

                            Calculation of Filing Fee
         Transaction                                                               Amount of filing fee
            valuation*
         $8,595,750                                                                     $1719.15


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     *For purposes of calculating  the filing fee only.  This amount assumes the purchase of 11,461 Beneficial Assignment Certificates (representing assignments of limited partnership interests) ("BACs") of the subject company for $750 per BAC in cash.

{X} Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:                   $1719.15
Form or Registration No.:                 Schedule 14D-1
Filing Party:                             Lehigh Tax Credit Partners III L.L.C.
Date Filed:                               October 14, 1998

                         (Continued on following pages)
                               (Page 1 of 5 pages)

CUSIP No.:  45378R 10 9            14D-1                            Page 2 of 5


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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         LEHIGH TAX CREDIT PARTNERS III L.L.C.

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2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                      (a)  {X}
                                                                      (b)  { }
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3.       SEC Use Only

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4.       Sources of Funds (See Instructions)

         BK; WC
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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)
                                                                            { }
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6.       Citizenship or Place of Organization

         Delaware
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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,868.06 Beneficial Assignment Certificates (representing
         assignments of limited partnership interests)
-------------------------------------------------------------------------------
8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                            { }
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9.       Percent of Class Represented by Amount in Row (7)

         6.3%
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10.      Type of Reporting Person (See Instructions)

         OO

CUSIP No.:  45378R 10 9                14D-1                        Page 3 of 5



-------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         LEHIGH TAX CREDIT PARTNERS, INC.

-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                      (a)  {X}
                                                                      (b)  { }
-------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         AF
-------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                           { }
-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,868.06 Beneficial Assignment Certificates (representing
         assignments of limited partnership interests)
-------------------------------------------------------------------------------
8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                           { }
-------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)

         6.3%
-------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         CO

CUSIP No.:  45378R 10 9                14D-1                        Page 4 of 5



-------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         EVEREST PROPERTIES, INC.

-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                      (a) { }
                                                                      (b) {X}
-------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         AF; OO
-------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                           |_|
-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         California
-------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         952.69 Beneficial Assignment Certificates (representing assignments of limited partnership interests)
-------------------------------------------------------------------------------
8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                            |_|
-------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)

         2.08%
-------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         CO

               AMENDMENT NO. 3 (FINAL AMENDMENT) TO SCHEDULE 14D-1

     This Amendment No. 3 (Final Amendment) amends the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on October 14, 1998 by Lehigh Tax Credit Partners III L.L.C., a Delaware limited liability company (the "Purchaser"), as amended by Amendment No. 1 dated November 13, 1998 and Amendment No. 2 dated December 14, 1998 relating to the tender offer by the Purchaser to purchase Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests in Independence Tax Credit Plus L.P. IV, a Delaware limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 4.           Source and Amount of Funds or Other Consideration.

     Item 4(a) is hereby supplemented and amended as follows:

     The total amount of funds required by the Purchaser to purchase 3,810.75 BACs accepted for payment pursuant to the Offer, excluding related fees and expenses, is approximately $285,062.50. Pursuant to the Everest Option (see
Item 6), Purchaser is acquiring 75% of the 3,810.75 BACs tendered pursuant to the Offer for a total payment, excluding related fees and expenses, of $2,143,546.90. The Purchaser has obtained such funds through a loan from one of its members.

     The total amount of funds required by Everest to purchase the 952.69 BACs pursuant to the exercise by Everest of the Everest Option is approximately $714,517.50. Everest has notified the Purchaser that it obtained such funds from capital contributions from the members of an affiliate of Everest.

Item 6.           Interest in Securities of the Subject Company.

     Item 6(a)-(b) is hereby supplemented and amended as follows:

     The Offer expired at 12:00 Midnight, New York City time, on Thursday, December 24, 1998. Pursuant to the Offer, as of 12:00 Midnight, New York City time, on Thursday, December 24, 1998, the Purchaser accepted for payment an aggregate of 3,810.75 BACs. Pursuant to the Everest Agreement, Purchaser notified Everest of the number of BACs tendered and Everest thereafter notified Purchaser that it was exercising the full amount under the Everest Option for 25% of the tendered BACs. Thereafter, pursuant to the terms of the Offer, the Everest Agreement and the Everest Option, the Purchaser purchased approximately 75% of the accepted BACs, or 2,858.06 BACs. In addition, Purchaser assigned to an affiliate of Everest Letters of Transmittal which represent the tender of approximately 25% of the accepted BACs, or 952.69 BACs. Together with the 10 BACs owned by the Purchaser prior to commencing the Offer, the Purchaser owns 2,868.06 BACs, which constitute approximately 6.3% of the outstanding BACs. Pursuant to the terms of the Offer and the Everest Agreement, Everest accepted and purchased 952.69 BACs, which constitute approximately 2.08% of the outstanding BACs.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 27, 1999

                   LEHIGH TAX CREDIT PARTNERS L.L.C.

                   By:      Lehigh Tax Credit Partners, Inc., its managing
                            member


                            By:      /s/ J. Michael Fried
                                     -------------------------------------------
                                     Name:  J. Michael Fried
                                     Title: President


                   LEHIGH TAX CREDIT PARTNERS, INC.


                   By:      /s/ J. Michael Fried
                            ----------------------------------------------------
                            Name:   J. Michael Fried
                            Title:  President


                   EVEREST PROPERTIES, INC.


                   By:      /s/ David I. Lesser
                            ----------------------------------------------------
                            Name:   David I. Lesser
                            Title:  Executive Vice President



                                        6